EXHIBIT 4.1

DESCRIPTION OF SECURITIES

As of December 31, 2019, The Ensign Group, Inc. has registered one class of securities under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Description of Common Stock

The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Fifth Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the Delaware General Corporate Law, for additional information.

Authorized Capital Shares

Our authorized capital shares consist of 100,000,000 shares of common stock, $0.001 par value per share (“Common Stock”), and 1,000,000 shares of preferred stock, $0.001 par value per share (“Preferred Stock”). The outstanding shares of our Common Stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of Common Stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional shares of Common Stock that the Company may issue in the future will also be fully paid and non-assessable.

Voting Rights

Each share of Common Stock is entitled to one vote on all matters submitted to a vote of the stockholders, including the election of directors. Our Common Stock does not have cumulative voting rights. This means a holder of a single share of Common Stock cannot cast more than one vote for each position to be filled on the Board of Directors. It also means the holders of a majority of the shares of Common Stock entitled to vote in the election of directors can elect all directors standing for election and the holders of the remaining shares will not be able to elect any directors.

Dividend Rights

Subject to the rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law.

Liquidation Rights

Subject to any preferential rights of outstanding shares of Preferred Stock, if any, holders of Common Stock will share ratably in all assets legally available for distribution to our stockholders in the event of dissolution.

Other Rights and Preferences

Our Common Stock has no sinking fund or redemption provisions or pre-emptive, conversion or exchange rights. Holders of Common Stock may act by unanimous written consent.

Listing

The Common Stock is traded on The Nasdaq Global Select Market under the trading symbol “ENSG.”